October 16, 2009

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	First State Bancorporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-12487

Dear Mr. Webb,

We have received your follow up comments and questions regarding the above referenced filing dated September 28, 2009 and have prepared the following response. For your convenience, we have included the text of the Staff’s comments in this letter in bold text followed, in each case, by our response.

For 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Analysis of the Allowance for Loan Losses, page A-23

1.	We have reviewed your response to prior comment five from our letter dated August 4, 2009. In your response, you state that total non-performing loans of $118.3 million as of December 31, 2008 are impaired loans (i.e. meeting the definition of impaired in paragraph 8 of SFAS 114). You also state that you have recorded a SFAS 5 allowance of $7.4 million of $95.4 million of these loans. Q&A 11 of EITF Topic D-80 states that if a creditor concludes that an individual loan specifically identified for evaluation is impaired, that creditor should not establish an allowance in addition to one measured under SFAS 114. The flowchart at the end of the EITF also illustrates this point. Please tell us how your methodology complies with the applicable guidance.

Response:

As of December 31, 2008, our allowance methodology included three distinct components:

1) Specific reserves on impaired loans following the guidance in SFAS 114,

2) An SFAS 5 component for non-impaired loans and impaired loans for which there was a zero specific reserve estimate, using rolling twelve quarter historical loss rates by type of loan having similar attributes and risk characteristics, including real estate, commercial, consumer, agricultural, leases, and credit card and other. Historical loss rates are documented and maintained in a purchased software database, and

3) An SFAS 5 component for non-impaired loans and impaired loans for which there was a zero specific reserve estimate, based on various subjective risk factors, including levels and trends in delinquencies and impaired loans, levels and trends in charge-offs and recoveries, trends in volume and terms of loans, changes in underwriting and policies, experience and depth of lending management and staff, national and local economic trends and conditions, industry conditions, changes in credit concentrations, independent loan review results, and overall problem loan levels. The allowance methodology is applied on a monthly basis and the general ledger balance is adjusted accordingly. Quarterly, the Chief Credit Officer, the Deputy Chief Credit Officer, the Chief Operating Officer, and the Chief Financial Officer meet to discuss the subjective risk factors and document changes made.

We have historically been proactive in identifying problem loans and recognizing losses, and we continue to do so during these unprecedented times. During the second half of 2008, and in particular the fourth quarter, we began seeing real estate appraised values deteriorate very rapidly. Given the time it takes to obtain appraisals and how quickly values were declining, we became concerned that market values being used in our SFAS 114 analyses in some cases were not accurate representations of fair value at the financial reporting date. The risk of deterioration between the appraisal dates and the financial reporting date in our allowance methodology was mitigated by the inclusion of our impaired loans with zero specific reserve in the SFAS 5 historical component and certain portions of the SFAS 5 subjective risk factor component.

We recognize that the inclusion of the impaired loans in the SFAS 5 component of our allowance methodology is technically not the correct characterization for capturing the identified risk characteristic that arose around rapidly deteriorating real estate appraisals. In April 2009, as part of our ongoing review of our methodology, we refined both our methodology and related documentation to properly incorporate this risk characteristic in the SFAS 114 component of the allowance, complying with EITF Topic D-80 and the related FASB Viewpoints article. Our financial statements, for the second quarter ended June 30, 2009, were prepared including this refinement to our methodology, which incorporates discounting appraised values as outlined in our response to item 4 below.

While the inclusion of a portion of the impaired loans in the SFAS 5 component of our allowance calculation at December 31, 2008 was technically not correct, we believe this to be a matter of mischaracterization within the components of the allowance. We evaluated the allowance in total and believe it to be a reasonable estimate. Whether consideration for the changing real estate values was incorporated into the SFAS 5 portion of the allowance or directly in the SFAS 114 component of the allowance overall, our allowance was necessary, reasonable, and appropriate which is supported by the following:

•

In the first half of 2009, we recorded several charge-offs on real estate loans based on updated appraisals for which we did not have specific reserves recorded under SFAS 114 at December 31, 2008, thereby confirming the rapidly deteriorating environment that existed at December 31, 2008. Related to the loans for which there was a $7.4 million SFAS 5 reserve recorded as of December 31, 2008, we recognized approximately $5.3 million in charge offs during the first half of 2009. As of June 30, 2009, we recorded zero SFAS 5 reserves and approximately $4.6 million of SFAS 114 specific reserves for these same loans. The subsequent charge offs of $5.3 million and the additional specific reserves of $4.6 million, which total $9.9 million, are due in part to further deterioration in the market subsequent to December 31, 2008.

•

As a rough estimate, had we applied a straight 10% discount to the appraised collateral values (without consideration for individual loan characteristics) and a 7% discount for selling costs for all impaired loans at December 31, 2008 which did not have a specific reserve identified, it would have resulted in additional specific reserves of $6.1 million. The high level estimate of $6.1 million compares reasonably with the $7.4 million general reserve recorded as of December 31, 2008.

•

In total, we believe our allowance at December 31, 2008 was a reasonable estimate of losses inherent in the portfolio. The allowance in total provided a coverage ratio to non-performing assets of 67.39%, equaled 2.91% of total loans held for investment, and equated to just over 2 years of charge-offs based on the charge-offs recorded in the second half of 2008.

2.	For the $95.4 million in loans for which you have recorded a $7.4 million SFAS 5 allowance, please clarify whether these loans were first measured for impairment under SFAS 114 or if the allowance was determined solely under SFAS 5.

Response:

When a loan goes delinquent 90 days, it is classified as a nonperforming loan and considered to be an impaired loan unless it is in the process of collection. Impaired loans are tracked individually and the impairment is measured based on the present value of the expected cash flows, the loan’s observable market price, or the fair value of the collateral. We are primarily a real estate lender and approximately 95% of our impaired loans are secured by real estate and therefore, we ultimately look to the liquidation of the real property for satisfaction of these loans. To establish the fair value of the underlying real estate, we obtain appraisals from independent qualified appraisers which are adjusted for selling costs and other factors as more fully described in response to item 4 below. Once the impairment is measured, a specific reserve is assigned for the deficiency between the carrying value and the fair value less selling costs if necessary. A loan with no measurable impairment is effectively assigned a specific reserve of zero. The $95.4 million of impaired loans in question were first evaluated under the requirements of SFAS 114 and found to have no measurable impairment. These loans were then included in the SFAS 5 component of our allowance methodology at December 31, 2008 as described above to arrive at the $7.4 million.

As explained above, we refined our methodology in the second quarter of 2009 to include all allowance related to impaired loans in the SFAS 114 component exclusively. As of June 30, 2009, there was zero SFAS 5 reserve recorded for any of the impaired loans. This transition can be seen by the shift in the SFAS 114 and SFAS 5 components of our allowance from December 31, 2008 to June 30, 2009 as shown below:

	SFAS 114		SFAS 5		Total
	Component		Component		Allowance
	(000)%		(000)%		(000)%
December 31, 2008	$8,752	11.0%	$70,955	89.0%	$79,707	100.0%
March 31, 2009	$10,355	11.3%	$80,922	88.7%	$91,277	100.0%
June 30, 2009	$31,765	29.1%	$77,330	70.9%	$109,095	100.0%

The $31,765,000 SFAS 114 component of the allowance at June 30, 2009 shown above includes the impact of events occurring during the first half of 2009 and is not indicative of the reserve needed at December 31, 2008.

3.	Please provide us with a table that quantifies the dollar amount of loans for which the allowance was determined under SFAS 5 and SFAS 114 by loan category. For those loans for which the allowance was determined under SFAS 114, tell us how impairment was measured (ex: present value of expected future cash flows, loan’s observable market price or fair value of the collateral).

Response:

All of our impaired loans, with the exception of approximately $567,000 in unsecured loans for which a full allowance was provided, are considered to be collateral dependent and the SFAS 114 evaluations were based on estimated fair value of the underlying collateral. The table below quantifies the dollar amount of the loans held for investment at December 31, 2008 for which the allowance was determined by SFAS 114 and SFAS 5 for each loan category:

	12/31/2008	SFAS 114	SFAS 5
Commercial	$356,769	$4,493	$352,276
Consumer – Other	41,474	448	41,026
Real Estate – Commercial	1,172,952	12,858	1,160,094
Real Estate – One to Four Family	270,613	9,540	261,073
Real Estate – Construction	896,117	90,938	805,179

Loans Held for Investment	2,737,925	118,277	2,619,648

4.	For those loans where impairment was measured using the fair value of the collateral, please provide us with the following additional information:

•	Tell us whether you used external appraisals to determine the fair value of the collateral;

•	If so, tell us how and when you obtained external appraisals;

•	Tell us if adjustments were made to the external appraisals received and if so, provide us with the following information:

¡

More detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made;

¡	How the significant adjustments were made to the appraisal values, and whether the adjustments typically resulted in an increase or decrease in the appraisal value; and

¡

Whether you discussed the types of adjustments you were making to the appraisals with the appraisal company to get their perspective on whether they believe the properties could be sold at the revised appraisal value if the property was properly marketed for sale for the customary period of time.

•	Tell us whether estimates were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end; and

•

If you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Response:

For purposes of our SFAS 114 evaluations, we utilize external appraisals to determine the fair value of the collateral for all real estate related loans. At December 31, 2008, no discounts were taken against appraisal values. We utilized a portfolio method that established a $7.4 million reserve on impaired loans for which there was zero SFAS 114 specific reserves; that helped mitigate the risk of continued deterioration in the market place. All real estate appraisals are reviewed first by our internal appraisal group which is staffed with certified appraisers. For loans secured by other types of assets such as inventory, equipment, and receivables, the values are typically established based on current financial information of the borrower after applying discounts, usually 50% to 100% for stale dated financial information. Impaired loans secured by other than real estate account for only 5.0% of the total.

Appraisals are obtained upon origination of real estate loans. Updated real estate appraisals are obtained at the time a loan is classified as a non-performing asset and determined to be impaired, unless a current appraisal is already on file. New appraisals for impaired loans are obtained annually thereafter or sooner if circumstances indicate that a significant change in value has occurred. All appraisals are ordered by our in house appraisal group and obtained from companies and individuals on an approved list of appraisers. The list of approved appraisers is continually monitored and revised to reflect only those deemed to be of the highest quality. Only a select few of the approved appraisers are utilized for the more complex projects.

All real estate appraisals are reviewed in house by our staff appraisers to understand the methods employed and assumptions made. Appraisals found to be deficient based on professional appraisal and regulatory standards are returned to the external appraiser. Once accepted, downward adjustments are made to all real estate appraisals to allow for the estimated costs of disposal, typically seven percent. In addition, beginning in the second quarter of 2009, based on evidence that appraised values on properties were declining upon reappraisal and/or being sold for less than the appraised value (particularly for raw land, developed residential lots, and in some cases existing residential homes), we began making downward adjustments by applying a haircut to the appraised value which is typically a minimum of 10% to all appraised values. This 10% adjustment may be subjectively changed on a loan by loan basis depending on the age of the appraisal, experience with comparable collateral in the same area, and loan type. For example, the discount for an existing residential home in a well established area with a recent appraisal may be reduced to zero while the discount for raw land with no near term anticipated development opportunity may be increased to 20% or 30%. The need for adjustments to appraisals have been fairly consistent in all of our market areas, although the various markets began their decline at different times. In general, we have experienced more rapid downward changes in the values of vacant land than with developed residential and commercial real estate in all of our markets. Adjustments are not made to discount rates, absorptions rates, or other critical assumptions in the external appraisals. All adjustments made to appraisals to date have been downward. If an appraisal is deemed to be to low due to a deficiency noted by our appraisal staff, it is discussed with the external appraiser and returned for revisions if necessary. As an example, we had an impaired loan at December 31, 2008 with a carrying value of approximately $848,000 secured by a commercial real estate property for which no specific reserve was provided, but for which a SFAS 5 reserve of $80,000 was provided. As of June 30, 2009, a specific reserve of approximately $95,000 (which represents approximately 11.2% of the principal balance of the loan) had been recorded with no SFAS 5 reserve.

We typically have numerous appraisals in the pipeline at any given time. If an appraisal is outstanding over a quarter or year end, an estimate is made based on the most recent appraisal of the property, the experience of our chief credit officer, deputy chief credit officer, and our certified internal appraisers and/or current appraisals of comparable properties in the same area to determine the fair value for the purpose of applying SFAS 114.

We realize the requirement to disclose information about loans that meet the definition of impaired loans and anticipate that our September 30, 2009 Form 10-Q disclosures regarding the recorded investment in impaired loans will include the following regarding the use of real estate appraisals:

Due to the potential for real estate values to change rapidly, appraised values used in our analysis of impairment of real estate are discounted when considered necessary to account for deteriorating real estate markets. These discounts consider economic differences that exist in the various markets we serve as well as differences experienced by type of loan and collateral.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that our proposed disclosures remain inadequate, additional information is still deemed necessary to better understand our disclosures, or if our response has generated additional comments, please contact me at (505) 241-7154 with any other questions.

Sincerely,

/s/ CHRISTOPHER C. SPENCER
Christopher C. Spencer
Chief Financial Officer
First State Bancorporation